UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from             to
Commission file number:    001-11071

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
UGI UTILITIES, INC. SAVINGS PLAN
ONE UGI DRIVE
DENVER, PA 17517

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UGI CORPORATION
460 NORTH GULPH ROAD
KING OF PRUSSIA, PENNSYLVANIA 19406

UGI UTILITIES, INC.
SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page(s)

Reports of Independent Registered Public Accounting Firms	1 - 2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2018 and 2017	3

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2018 and 2017	4

Notes to Financial Statements	5 - 12

Schedule H, Line Item 4(i) — Schedule of Assets (Held at End of Year)	13

Signatures	14

Exhibit Index	15

- i -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator of
UGI Utilities, Inc. Savings Plan

Opinion on the 2018 Financial Statements

We have audited the accompanying statement of net assets available for benefits of the UGI Utilities, Inc. Savings Plan (the “Plan”) as of December 31, 2018, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan’s auditor since 2019.

Philadelphia, Pennsylvania
June 21, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Plan Participants of
the UGI Utilities, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the UGI Utilities, Inc. Savings Plan (the Plan) as of December 31, 2017, and the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Morison Cogen LLP

We served as the Plan’s auditor from 2003 through 2018.

Blue Bell, Pennsylvania
June 22, 2018, except for Note 4, for which the date is June 21, 2019

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS:
Investments (Note 3)	$292,937,435	$295,844,375
Notes receivable from participants	4,598,428	4,546,269
Total assets	297,535,863	300,390,644
LIABILITIES:
Accrued administrative expenses	25,901	23,607
Total liabilities	25,901	23,607
Net assets available for benefits	$297,509,962	$300,367,037
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2018	2017
Additions:
Participants’ contributions	$13,369,604	$11,754,354
Employers’ contributions	5,754,450	4,899,256
Participants’ rollover contributions	3,196,498	2,107,735
Investment income:
Dividends and interest	4,724,081	4,773,699
Net appreciation in fair value of investments	—	35,920,262
Net transfers of participants’ balances	461,666	—
Interest on notes receivable from participants	225,536	190,685
Total additions	27,731,835	59,645,991
Deductions:
Investment loss:
Net depreciation in fair value of investments	(11,213,232)	—
Distributions to participants	(19,237,022)	(13,762,877)
Net transfers of participants’ balances	—	(210,684)
Administrative fees	(138,656)	(114,543)
Total deductions	(30,588,910)	(14,088,104)
Net (decrease) increase	(2,857,075)	45,557,887
Net assets available for benefits—beginning of year	300,367,037	254,809,150
Net assets available for benefits—end of year	$297,509,962	$300,367,037
See accompanying notes to financial statements.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The following description of the UGI Utilities, Inc. Savings Plan (the “Plan”) is provided for general information purposes only. Unless otherwise noted, such description provides general information on the provisions of the Plan on December 31, 2018 and during the periods covered by the financial statements. More complete information is included in the Plan document.
General. The Plan is a defined contribution plan covering employees of UGI Utilities, Inc. and its subsidiaries (collectively, “UGI Utilities”), its holding company parent UGI Corporation (“UGI”), and certain affiliated companies (collectively, the “Employers”). Employees of the Employers are eligible upon hire to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by the UGI Utilities, Inc. Retirement Committee (“Plan Administrator”) whose members are appointed by the Pension Committee of the Board of Directors of UGI Utilities, Inc., a wholly owned subsidiary of UGI.
Contributions, Vesting, and Participant Accounts. Generally a participant may elect to contribute to the Plan on a before-tax basis, through payroll deduction, an amount ranging from 1% to 50%, in whole percentages, of eligible compensation. Effective April 1, 2017, all employees hired on or after such date are automatically enrolled in the Plan on a before-tax basis at 3% of eligible compensation. Upon notification of automatic enrollment, such employees may elect (1) another before-tax contribution percentage; (2) to make after-tax contributions including Roth 401(k) contributions; or (3) to not contribute entirely.
Prior to January 1, 2018, all participants could elect to contribute to the Plan on an after-tax, including Roth 401(k) contributions, basis through payroll deduction an amount equal to 1% to 20%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions did not exceed 50% of eligible compensation. Effective January 1, 2018, all participants may elect to contribute to the Plan on an after-tax basis, including Roth 401(k) contributions, through payroll deduction an amount equal to 1% to 30%, in whole percentages, of eligible compensation, provided that the combination of before-tax and after-tax contributions does not exceed 50% of eligible compensation. Calendar year before-tax and after-tax contribution amounts are subject to limits prescribed by the Internal Revenue Code (“IRC”) and the Plan, respectively. For the 2018 and 2017 Plan Years, the IRC before-tax contribution limits were $18,500 and $18,000, respectively. After-tax contributions are subject to limits set by the Plan and Section 402(g) of the IRC. A participant may increase the rate of, or reduce or suspend, his or her before-tax or after-tax contributions at any time by contacting the Plan’s recordkeeper, Fidelity Institutional Retirement Services Co. (“FIRSCO”).
The Plan allows for “catch-up contributions.” The catch-up contribution provision allows certain employees to make before-tax and Roth 401(k) contributions over and above the Internal Revenue Service ("IRS") and Plan limits. In order to be eligible to make catch-up contributions, employees must be at least 50 years of age before the end of the Plan year and must be contributing the IRC or Plan limit. The maximum catch-up contribution for both the 2018 and 2017 Plan Years was $6,000. Catch-up contributions are not eligible for the Employers’ matching contribution (as described below).
The Plan also accepts on behalf of any employee (i) the entire amount of cash received as a distribution from another qualified trust forming part of a plan described in Section 401(a) of the IRC or from a “rollover” individual retirement plan described in Section 408 of the IRC, but only if the deposit qualifies as a tax-free rollover as defined in Section 402 of the IRC or (ii) a direct transfer from another plan qualified under Section 401(a) of the IRC. The Plan accepts after-tax rollover contributions. A participant will at all times be fully (100%) vested in the portion of his or her account attributable to participant contributions.
For each pay period during a plan year, the Employers may, at their discretion, make a contribution to the Plan equal to a percentage of participant before-tax and after-tax contributions. Generally, pension eligible employees hired prior to January 1, 2009, the Employer matching contribution is equal to 50% of the first 3% of eligible compensation and 25% of the next 3% of eligible compensation that such participant has elected to make on his or her behalf in salary deferrals to the Plan or has elected to contribute to the plan as after-tax contributions. During the 2018 and 2017 Plan Years, generally, eligible employees, who are not pension eligible, hired on or after January 1, 2009 received an Employer matching contribution of 100% of up to 5% of eligible compensation that such participants had elected to make on a before-tax or after-tax basis.
During the 2018 and 2017 Plan Years, generally, a participant was vested in the portion of his or her account attributable to Employers’ matching contributions as follows: 25% after two years of service; 50% after three years of service; 75% after four years of service; and 100% after five years of service. Certain Plan participants covered by collective bargaining agreements had a different vesting schedule for Employers' matching contributions. In addition, a participant was fully vested in the portion of his or her account attributable to Employer contributions upon the attainment of normal retirement age (as defined in the Plan document), total disability (as defined by the Plan document) or death while employed by the Employers or an affiliated company. For Plan purposes, a participant will attain normal retirement age on the later of his or her 65th birthday or the fifth anniversary of his or her date of hire with the Employers, if later. For vesting purposes, participants in the Plan who were

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

former employees of businesses acquired by UGI Utilities generally received credit for past eligible service with such acquired businesses.
A participant who terminated employment prior to January 1, 2019, and before he or she was fully vested, forfeited nonvested amounts attributable to the Employers’ contributions. These forfeited amounts remain in the Plan and are available to reduce future Employer contributions or pay expenses incurred in the administration of the Plan. For the 2018 and 2017 Plan Years, forfeitures used to reduce the Employers’ contributions were $173,429 and $101,932, respectively. During the 2018 and 2017 Plan Years, $324,985 and $142,584, respectively, were forfeited from participants’ accounts. As of December 31, 2018 and 2017, there were $223,337 and $67,897, respectively, of forfeitures remaining in the Plan.
Effective April 30, 2018, a participant may convert all of his or her non-Roth amounts in his or her vested account balance, other than qualified nonelective contributions, rollover contributions and predecessor account contributions, to a Roth In-Plan Conversion account. All amounts in the Roth In-Plan Conversion account retain the same distribution restrictions, withdrawal rights and characteristics that applied to the amounts prior to conversion.
Each participant's account is credited with the participant's contributions and the Employers' contributions as well as allocations of Plan earnings. Participants are charged with an allocation of administrative expenses, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Funds. A participant may elect to have his or her funds invested in one or more investment options. The Plan currently offers investments in selected mutual funds, UGI Common Stock, common collective trust funds, a collective investment trust fund and Brokerage Link. Brokerage Link investments primarily comprise mutual funds offered by the Plan, as well as mutual funds offered by other registered investment companies. During the 2018 and 2017 Plan Years, participants generally could transfer amounts between funds at any time with no limit. Participants may change their investment elections for future contributions at any time. The default investment fund under the Plan is the age appropriate Vanguard Target Retirement common collective trust fund (based on an assumed retirement age of 65). Fidelity Management Trust Company is the Plan’s Trustee for all investment assets of the Plan and qualifies as a party in interest. The Statements of Changes in Net Assets Available for Benefits reflects certain administrative fees paid by Plan Participants to FIRSCO from Plan assets (see “Administrative Expenses” below).
Effective January 10, 2018, investments in UGI Common Stock are limited to 25% of a participant's account balance. However, if a participant's investment in UGI Common Stock exceeded 25% of the participant's account balance on January 10, 2018, the participant was not required to reduce the existing investment in UGI Common Stock.

Distributions. The Plan benefit of a participant who terminates employment as a result of total disability, as defined in the Plan document, or who terminates employment and has reached his or her Early Retirement Date or Normal Retirement Date, as defined in the Plan document, shall be equal to the proceeds of liquidation of 100% of the balance of his or her account. Participants may elect to receive their interest in UGI Common Stock in the form of shares of UGI Corporation Common Stock. The Plan benefit of a participant who terminates employment as a result of death, or for reasons other than total disability or retirement after his or her Early Retirement Date or Normal Retirement Date, shall be equal to the proceeds of liquidation of the vested portion of his or her account. Where the amount to be distributed exceeds $1,000, no distribution shall be made to any Plan participant prior to age 70 1/2, unless the participant elects to receive such distribution. Where the amount to be distributed does not exceed $1,000, a Plan participant’s benefit will be distributed as soon as practicable after the participant becomes entitled to receive a distribution.
A participant who continues to work past age 70 1/2 will receive a mandatory required distribution upon termination of employment.
Death. If a participant dies prior to receiving a distribution of his or her account, the participant’s designated beneficiary shall be entitled to receive a lump-sum distribution of the proceeds of liquidation of 100% of the vested portion of his or her account. Generally, the beneficiary may request a distribution of the participant’s account balance as soon as practicable following the date of the participant’s death. The beneficiary of a participant who is married at the time of the participant’s death will be the participant’s spouse, unless the participant designated another beneficiary and the spouse consented to such designation in accordance with procedures specified by the Plan document.
Withdrawals. Prior to August 31, 2018, generally, a participant could withdraw up to 50% of the balance of his or her account attributable to after-tax contributions at any time. Effective August 31, 2018, generally, a participant may withdraw up to 100% of the balance of his or her account attributable to after-tax contributions at any time. However, the withdrawal must be in an amount of at least $250. If any portion of the amount withdrawn is attributable to contributions that were matched by the Employers, the participant’s participation in the Plan will be suspended for the three-month period following the withdrawal. No more than

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

one such withdrawal in any calendar year is permitted from each of the matched and unmatched portions of a participant’s after-tax contribution account.
A participant may withdraw before-tax contributions (and earnings attributable thereto credited as of December 31, 1988) and rollover contributions, only on account of financial hardship resulting from (i) medical expenses as defined in Section 213(d) of the IRC; (ii) educational expenses for the next twelve months of post-secondary education of the participant, or his or her spouse, children or dependents; (iii) foreclosure on or eviction from a primary residence; (iv) costs directly related to the purchase of a primary residence; (v) payments for burial or funeral expenses for the participant’s parent, spouse, children or eligible dependents; or (vi) expenses for the repair of casualty loss damages on a primary residence due to a catastrophic event as defined in Section 165 of the IRC. Such hardship withdrawal will be permitted if the Plan Administrator determines that (i) the withdrawal is on account of an immediate and heavy financial need of the participant and (ii) the withdrawal is necessary to satisfy such financial need. For such hardship withdrawals initiated prior to January 1, 2019, a participant’s participation in the Plan was suspended for the six-month period following a hardship withdrawal.
Through April 1, 2017, active employees who reached age 59 1/2 could elect an in-service withdrawal in the amount of at least $1,000. Effective April 1, 2017, the minimum withdrawal amount for active employees who reach age 59 1/2 is the lesser of $1,000 or the balance of the participant's account. Additionally, effective April 1, 2017, a participant is permitted to make up to four withdrawals per Plan Year provided that each withdrawal meets the minimum withdrawal requirement noted above. While a participant is still employed by any of the Employers, withdrawals of amounts attributable to Employers’ contributions and post-1988 earnings on participant before-tax contributions are not permitted. Effective August 31, 2018, a participant may withdraw up to 100% of the balance of his or her rollover account balance. The minimum withdrawal amount is the lesser of $1,000 or the balance of the participant’s account.
Notes Receivable from Participants. The Plan includes an employee loan provision. Generally, at the time a loan is to be made, the amount of all loans to be outstanding may not exceed the lesser of (i) 50% of a participant’s Salary Deferral Account, Roth Contribution Account, Rollover Account, and effective April 1, 2017, vested amounts in the Matching Contribution Account or (ii) $50,000 less the highest balance of any loan during the prior twelve-month period. Each loan bears interest at a rate determined in accordance with generally prevailing market conditions for similar types of loans. At December 31, 2018, interest rates ranged from 4.25% to 10.50%. The minimum loan amount is $1,000. The amount of the loan withdrawn from a participant’s account is allocated in proportion to the value of the participant’s salary deferral and rollover account balances in each investment fund. Repayments, including interest, are made in equal installments through payroll deductions and are allocated to participant accounts in accordance with current investment elections. No loan may have a final maturity in excess of five years except that, if the loan is used to purchase a principal residence for the participant, the loan may have a final maturity of up to ten years. No participant shall be permitted to have more than two loans outstanding at any one time.
Effective April 30, 2018, loans are also permitted from amounts in a participant's Roth In-Plan Conversion account attributable to salary deferrals, rollover contributions and related earnings on these accounts.
Administrative Expenses. Administrative expenses of the Plan are chargeable to the Plan unless paid by the Employers. Other than the Plan fees described below, the Employers currently pay such expenses, which are excluded from these financial statements. During 2018 and 2017, each active Plan account was assessed a quarterly recordkeeping fee of $10.75. This fee is automatically deducted in the month following the end of the quarter and remitted to FIRSCO. Loan administration and withdrawal fees are paid by Plan participants. Investment related expenses are included in net appreciation (depreciation) of the fair value of investments.
Plan Termination. Although it has not expressed any intent to do so, UGI Utilities has the right to terminate the Plan in whole or in part at any time for any reason. In the event of a complete or partial termination of the Plan, the affected participants will become fully vested in their account balances.
Voting Rights of UGI Common Stock Participants. A participant has the right to instruct the trustee of the Plan how to vote, at each meeting of shareholders, all shares of UGI Corporation Common Stock (including fractional shares) represented by the value of the participant’s interest in UGI Common Stock. A participant also has the right to direct the trustee of the Plan whether or not to tender shares in response to a tender offer.
Plan Amendments. UGI Utilities may amend the Plan at any time for any reason by written action of its Board of Directors. However, amendments required to comply with the IRC to maintain compliance with current laws or regulations or to correct errors or omissions in the Plan document may be made by the UGI Utilities, Inc. Retirement Committee without Board approval.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Plan Amendments Effective in January 2019. The following Plan Amendments became effective in January 2019:
Plan Enrollment. Effective January 1, 2019, all employees hired on or after January 1, 2019 will be automatically enrolled in the Plan at 4% of eligible compensation. In addition, all employees whose salary deferral election was less than 4% of eligible compensation, and who did not, prior to January 2, 2019, make an affirmative salary deferral election to contribute less than 4% of eligible compensation within a specified election period, will be deemed to have automatically elected to contribute 4% of eligible compensation. Upon notification of automatic enrollment, such employees may elect (1) another contribution percentage; (2) to make Roth Contributions; or (3) to not contribute entirely.
Employer Matching Contributions. Effective January 1, 2019, generally, eligible employees, who are not pension eligible, hired on or after January 1, 2019 receive an Employer matching contribution of 100% of up to 6% of eligible compensation that such participants have elected to make on a before-tax or after-tax basis.
Vesting of Employers' Matching Contributions. Effective January 1, 2019, participants will at all times be fully (100%) vested in the portion of his or her account attributable to Employers’ matching contributions.
Hardship Withdrawal Suspension. Effective for hardship withdrawals initiated on or after January 1, 2019, and for hardship withdrawals initiated prior to January 1, 2019 for which the contribution suspension has not expired as of December 31, 2018, the six-month contribution suspension shall no longer apply.

2. Accounting Policies
Use of Estimates and Basis of Accounting. The accompanying financial statements are prepared in accordance with the accounting principles generally accepted in the United States of America (“GAAP”). GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan's valuation policies utilizing information provided by the investment advisers and custodians. Refer to Note 3 for the fair value measurement disclosures associated with the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest earned on investments is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold as well as held during the year.

Distributions are made to Plan participants based upon the fair value of each participant's investment account (except for distributions from UGI Common Stock, to the extent not all shares are sold on the same date) as of the dates of the distribution. Distributions to participants are recorded when paid.

Transfers of Participants’ Balances. Transfers of participant balances represent amounts transferred to or from the AmeriGas Propane, Inc. Savings Plan and the UGI HVAC Enterprises, Inc. Savings Plan, which are affiliated plans.
Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable is recorded on an accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowances for credit losses have been recorded as of December 31, 2018 and 2017.
Risks and Uncertainties. The investments of the separate investment funds are subject to various risks including interest rate, credit and overall market volatility. The degree and concentration of these risks vary by fund. The Plan’s exposure to credit losses in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with the separate investment funds, it is reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Concentration of Investments. As of December 31, 2018 and 2017, the Plan had investments of $91,737,564 and $96,363,694, respectively, that were concentrated in two funds.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

Accounting Standards Not Yet Adopted. In August 2018, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” This ASU modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. The amendments in this ASU are effective for annual periods beginning after December 15, 2019. The guidance regarding removing and modifying disclosures will be adopted on a retrospective basis and the guidance regarding new disclosures will be adopted on a prospective basis. Early adoption is permitted. The Plan is in the process of assessing the impact on the financial statement disclosures from the adoption of the new guidance and determining the period in which the new guidance will be adopted.

3. Fair Value Measurements

The Plan applies fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. Fair value is based upon assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and risks inherent in valuation techniques and inputs to valuations. When determining fair value measurements, the Plan considers the principal or most advantageous market for the asset or liability and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of non-performance.

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification 820, Fair Value Measurement, are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

UGI Common Stock: Effective as of the market close on January 10, 2018, the UGI Common Stock Fund was converted to a real-time traded stock fund, valued at the closing price reported on the exchange on which the security is traded. During the conversion to the real-time environment, the short-term investments portion of the UGI Common Stock Fund was used to purchase actual shares of UGI Corporation Common Stock. Upon conversion, participants are able to trade actual shares of stock instead of units. Trading stock in a real-time environment means participants can direct the Plan's "buy" or "sell" trade for their exchange into or out of UGI Corporation Common Stock. The order is immediately sent to the Plan's broker during normal market hours and is then eligible for execution.

Prior to January 10, 2018, the UGI Common Stock Fund consisted principally in shares of UGI Corporation Common Stock as well as temporary cash investments. UGI Common Stock in the fund was valued at the closing price reported on the active market

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

on which the individual securities were traded. Participants in the fund did not individually own specific shares of UGI Corporation Common Stock but rather owned units in the fund that invested in such shares and temporary cash investments. The value of a unit in the UGI Common Stock Fund was initially set at $10.00 and was recalculated daily by dividing the fair value of the fund’s assets (comprising shares of UGI Corporation Common Stock and temporary cash investments) by the total number of units outstanding. Generally, participant requests to redeem units from the UGI Common Stock Fund were processed on the day received if such requests were received by Fidelity before the close of the New York Stock Exchange and provided that there were sufficient short-term investments in the UGI Common Stock Fund for liquidity. In such case, the participant would receive the net asset value, or closing price for the units, calculated using the closing price for UGI Corporation Common Stock on the New York Stock Exchange for that day. However, on days of unusually heavy requests for sale, the UGI Common Stock Fund may not have had sufficient short-term investments for liquidity. In such case, requests to sell units received before the close of the New York Stock Exchange may not have been processed on that day at that date’s closing price but may have been suspended until sufficient liquidity was restored. Units would be redeemed generally on a first-in, first-out basis at the closing price for the processing date. Loans, withdrawals and distributions from the UGI Common Stock Fund would be given priority over exchanges with other funds.

The Plan trustee purchases shares of UGI Corporation Common Stock on the open market.

Brokerage Link: Fidelity Brokerage Link accounts are reflected at their fair value of associated investments and held by the Plan participants in their individual self-directed brokerage accounts. Based upon closing prices as reported by the funds, these funds are required to publish this NAV and to transact at that price.

Collective investment trust fund: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common collective trust funds: Valued at the NAV of units of the collective trusts. The NAVs, as provided by the trustee, are used as a practical expedient to estimate fair value. The NAVs are based on the fair values of the underlying investments held by the funds less their liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trusts, the investment advisor reserves the right to temporarily delay withdrawal from the trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

As previously mentioned, at December 31, 2018 and 2017, the Plan held investments in Vanguard Target Retirement Trusts ("Vanguard Trusts"). The Vanguard Trusts are common collective trust funds sponsored and maintained by Vanguard Fiduciary Trust Company. The Vanguard Trusts invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workforce in or within a few years of the target year. The underlying mutual funds that the Vanguard Trusts held may have included the Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund and Vanguard Short-Term Inflation-Protected Securities Fund, among others. Each of the Vanguard Trusts’ indirect stock holdings (through its mutual fund holdings) consisted substantially of large-capitalization U.S. stocks and, to a lesser extent, mid- and small-cap U.S. stocks and international stocks. Each of the Vanguard Trusts’ indirect bond holdings through its mutual fund holdings consisted of a diversified mix of investment-grade taxable U.S. government, U.S. government agency and corporate bonds, international bonds as well as inflation-protected and mortgage-backed securities.
The trustee, Vanguard Fiduciary Trust Company, generally determines the fair values of the Vanguard Trusts’ units each day the New York Stock Exchange is open for trading. The underlying investments of the Vanguard Trusts are valued based on quoted market prices as substantially all of these underlying investments have active markets. The values of the Vanguard Trusts are determined based upon the values of these underlying investments held for benefit of the Vanguard Trusts.

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

The following table presents the Plan’s investments that are measured at fair value on a recurring basis, for each hierarchy level, as of December 31, 2018 and 2017:

	December 31, 2018
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$86,198,355	$—	$—	$—	$86,198,355
UGI Common Stock	46,202,850	—	—	—	46,202,850
Brokerage Link	12,034,563	—	—	—	12,034,563
Common collective trust funds (a)	—	—	—	102,966,953	102,966,953
Collective investment trust fund (a)	—	—	—	45,534,714	45,534,714
Total investments measured at fair value	$144,435,768	$—	$—	$148,501,667	$292,937,435

	December 31, 2017
	Fair Value Measurement Using Input Types
	Level 1	Level 2	Level 3	Other	Total
Mutual funds	$85,283,248	$—	$—	$—	$85,283,248
UGI Common Stock fund	45,529,002	—	—	—	45,529,002
Brokerage Link	12,544,550	—	—	—	12,544,550
Common collective trust funds (a)	—	—	—	101,652,883	101,652,883
Collective investment trust fund (a)	—	—	—	50,834,692	50,834,692
Total investments measured at fair value	$143,356,800	$—	$—	$152,487,575	$295,844,375

(a) Assets measured at NAV per share (or its equivalent), and therefore excluded from the fair value hierarchy, and also presented as "Other".

Investments Measured Using the NAV per share Practical Expedient

The following tables summarize investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2018 and 2017, respectively:

December 31, 2018	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$102,966,953	n/a	Daily	30 days
Collective investment trust fund	$45,534,714	n/a	Daily	30 days

December 31, 2017	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust funds	$101,652,883	n/a	Daily	30 days
Collective investment trust fund	$50,834,692	n/a	Daily	30 days

UGI UTILITIES, INC.
SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (Continued)

4. Related Party and Party-in-Interest Transactions

Shares of UGI Corporation Common Stock are offered as an investment option to Plan participants. Additionally, the Plan issues notes to participants, which are secured by the participant’s account balances. These transactions qualify as party-in-interest transactions, but are exempt from the prohibited transaction rules of ERISA and the IRC under statutory or governmental agency exemptions. Total sales at market value related to UGI Corporation Common Stock for 2018 and 2017 were $3,089,306 and $1,292,456, respectively. Total contributions into UGI Common Stock for 2018 and 2017 were $1,370,511 and $2,120,333, respectively. The Plan held 861,788 shares and 523,714 shares of UGI Corporation Common Stock at December 31, 2018 and 2017, respectively.

Certain of the Plan's investments are managed by Vanguard Fiduciary Trust Company, the trustee, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for investment manager services are included in net appreciation (depreciation) in the fair value of the investments.

5. Federal Income Tax Status

In August 2017, the IRS issued a favorable determination letter concerning the qualified status of the Plan in effect as of December 22, 2015 under Section 401(a) of the IRC. The Plan has since been amended. The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. No U.S. income taxes are required to be paid by the trust created under the Plan (the “Trust”) and participants are not taxed on Employers' contributions to the Trust or income earned by the Trust. When a participant, or his or her beneficiary or estate, receives a distribution under the Plan, the taxability of the value of such distribution depends on the form and time of payment.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2018 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

UGI UTILITIES, INC.
SAVINGS PLAN

EIN 23-1174060, Plan #008
Schedule H, Line 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

	December 31, 2018
Name of Issuer and Title of Issue	Number of Shares or Principal Amount	Cost	Current Value
Mutual Funds:
Fidelity U.S. Bond Index Fund (1)	771,852 shrs	8,540,564	8,706,493
Fidelity International Index Fund (1)	174,273 shrs	6,905,988	6,334,822
T. Rowe Price Equity Income Fund	543,909 shrs	15,524,226	14,848,705
PIMCO Total Return Fund Institutional Class	427,282 shrs	4,440,552	4,242,909
American Funds EuroPacific Growth Fund Class R-6	69,060 shrs	3,491,742	3,107,026
Glenmede Small Cap Equity Portfolio Institutional Class	87,300 shrs	2,516,087	1,974,724
Vanguard Institutional Index Fund Institutional Class (1)	91,026 shrs	14,725,304	20,712,960
Vanguard Federal Money Market Fund (1)	12,389,645 shrs	12,389,645	12,389,645
Vanguard Extended Market Index Fund Institutional Class (1)	183,394 shrs	9,902,159	13,881,071
Total Mutual Funds		78,436,267	86,198,355
Assets in Fidelity Brokerage Link Accounts (1)	Various (3)	12,165,796	12,034,563
Common Collective Trust Funds (1):
Vanguard Retirement Savings Trust III	14,975,970 shrs	14,975,970	14,975,970
Vanguard Target Retirement Income Trust II	74,673 shrs	2,255,898	2,485,856
Vanguard Target Retirement 2015 Trust II	157,835 shrs	4,238,796	4,968,644
Vanguard Target Retirement 2020 Trust II	370,402 shrs	10,305,506	11,682,466
Vanguard Target Retirement 2025 Trust II	800,453 shrs	21,500,862	25,006,139
Vanguard Target Retirement 2030 Trust II	276,712 shrs	7,754,227	8,517,187
Vanguard Target Retirement 2035 Trust II	377,954 shrs	10,120,274	11,720,358
Vanguard Target Retirement 2040 Trust II	174,852 shrs	5,075,471	5,551,556
Vanguard Target Retirement 2045 Trust II	265,284 shrs	7,458,856	8,422,773
Vanguard Target Retirement 2050 Trust II	171,373 shrs	5,070,941	5,466,783
Vanguard Target Retirement 2055 Trust II	72,043 shrs	3,076,524	3,077,678
Vanguard Target Retirement 2060 Trust II	30,558 shrs	1,047,001	1,029,206
Vanguard Target Retirement 2065 Trust II	3,004 shrs	68,307	62,337
Total Common Collective Trust Funds		92,948,633	102,966,953
Collective Investment Trust Fund:
Fidelity Growth Company Commingled Pool (1)	2,496,421 shrs	33,764,530	45,534,714
UGI Common Stock (1):
UGI Corporation Common Stock	861,788 shrs	22,848,329	45,976,383
Dividends receivable	$226,467	226,467	226,467
		23,074,796	46,202,850
Participant Loans:
Loan principal outstanding (4.25% – 10.50%) (1) (2)		—	4,598,428
Total – all funds		$240,390,022	$297,535,863

(1)	Party in interest.

(2)	Range of interest rates for loans outstanding as of December 31, 2018.

(3)	Various investments including registered investment company funds, money market funds and cash.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UGI Utilities, Inc. Savings Plan

Date: June 21, 2019	By:	/s/ Annette Beissel
	Name:	Annette Beissel
	Title:	Senior Supervisor - Benefits and Retirement
of UGI Utilities, Inc.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Baker Tilly Virchow Krause, LLP
23.2	Consent of Morison Cogen, LLP